Exhibit 99.2

TCTM KIDS IT EDUCATION INC.

(incorporated in the Cayman Islands with limited liability)

FORM OF PROXY FOR THE EXTRAORDINARY GENERAL MEETING
to be held on August 25, 2025
(or any adjourned or postponed meeting thereof)

I/we, the undersigned acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement and, being the registered holder of ________________ Class A Ordinary Shares1, par value US$0.001 per share, and ________________ Class B Ordinary Shares,2 par value US$0.001 per share (together with Class A Ordinary Shares, “Ordinary Shares”), of TCTM Kids IT Education Inc. (the “Company”), hereby appoint Sherry Feng, the Acting Secretary of the Company or (Name) of (Address) as my/our proxy to attend and act for me/us at the Extraordinary General Meeting3 (or at any adjournment or postponement thereof) of the Company to be held at 11:00 a.m., Eastern Time, on August 25, 2025 at 405 Lexington Avenue, 26th Floor, New York, NY 10174 (the “Meeting”).

My/our proxy is instructed to vote on the resolutions in respect of the matters specified in the Notice of the Extraordinary General Meeting as indicated below:

[1]	Please insert the number of Class A Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]	Please insert the number of Class B Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[3]	If any proxy other than the Acting Secretary of the Company is preferred, strike out the words “Sherry Feng, the Acting Secretary of the Company or” and insert the name and address of the proxy desired in the space provided. A proxy need not be a shareholder. Holders of Class B Ordinary Shares may not appoint another holder of Class B Ordinary Shares as its proxy. If you are the holder of two or more Ordinary Shares, you may appoint more than one proxy to represent you and vote on your behalf at the Extraordinary General Meeting. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

	For	Against	Abstain
Proposal 1: As a special resolution, to approve the proposed sale of our subsidiaries, Kids IT Education Inc., a Cayman Islands exempted company, and Tarena Hong Kong Limited, a limited liability company incorporated in Hong Kong, to First Winner Management Limited, a British Virgin Islands company, in exchange for nominal cash consideration of $1 (the “Transaction” or “Transaction Proposal”);.	☐	☐	☐
Proposal 2: As a special resolution, to approve that the Company’s name be changed from "TCTM Kids IT Education Inc." to " VisionSys AI Inc." (the “Name Change Proposal”);.	☐	☐	☐
Proposal 3: As a special resolution, to approve and adopt the Company’s 2025 Equity Incentive Plan and all transactions contemplated thereunder, including the reservation and issuance of shares (the “2025 Equity Incentive Plan Proposal”);	☐	☐	☐

Proposal 4: As an ordinary resolution, that every issued and unissued share of par value US$0.001 each in the share capital of the Company be subdivided into 50 shares of par value US$0.00002 each (the “Share Subdivision”) so that immediately following the Share Subdivision, the authorized share capital will become:

US$1,000,000 divided into 50,000,000,000 shares comprising of (i) 43,000,000,000 Class A Ordinary Shares of a par value of US$0.00002 each, (ii) 2,000,000,000 Class B Ordinary Shares with a par value of US$0.00002 each, and (iii) 5,000,000,000 shares with a par value of US$0.00002 each of such class or classes (however designated) as the Board may determine in accordance with Article 8 of the Articles

	☐	☐	☐

Dated_________________, 2025

Signature(s)___________________________________

Name of Signatory ______________________________

Name of Shareholder ____________________________

Notes:

1.	Only the holders of record of the Class A Ordinary Shares or Class B Ordinary Shares of the Company at the close of business on July 23, 2025, New York time, should use this form of proxy.

2.	Please indicate your voting preference by ticking, or inserting in the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If NO instruction is given, your proxy will vote or abstain from voting at his/her discretion. If any other matter properly comes before the Extraordinary General Meeting, or any adjournment or postponement thereof, which may properly be acted upon, unless otherwise indicated, your proxy will vote or abstain from voting at his/her discretion.

3.	Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

4.	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same. In the case of joint holders, all holders must sign.

5.	This form of proxy and any authority under which it is executed (or a notarized and/or duly certified copy of such authority) must be returned to the attention of Sherry Feng, 19/F, Building A, Vanke Times Center, No.186 Beiyuan Road, Chaoyang District Beijing, 100102, People’s Republic of China no later than the time for holding the Extraordinary General Meeting or any adjournment thereof.

6.	Completion and return of the form of proxy will not prevent you from attending and voting in person at the Extraordinary General Meeting.